SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 11, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, May 11, 2017 regarding “Ericsson announces change in Executive team”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: May 11, 2017

Ericsson announces change in Executive team

•	Rima Qureshi, Senior Vice President and Head of Market Area North America, will leave her position and the Ericsson Executive Team, effective May 11, 2017

•	Niklas Heuveldop, Senior Vice President, Chief Strategy Officer, Head of Technology & Emerging Business, is appointed Acting Head of Market Area North America

•	A recruitment process has been initiated to appoint a successor

Ericsson (NASDAQ:ERIC) today announced that Rima Qureshi has decided to leave Ericsson to pursue another opportunity in the industry. She will leave her role as Senior Vice President and Head of Market Area North America effective May 11, 2017.

Börje Ekholm, President and CEO, says: “We will continue our work to bring the latest technology and competitive solutions to our customers in North America. It is an exciting region with some of the worlds most advanced operators and demanding requirements. We remain firmly committed to being their partner on the road to 5G.”

Niklas Heuveldop has been appointed acting Head of Market Area North America, effective May 11, 2017. Niklas Heuveldop currently holds the position as Senior Vice President, Chief Strategy Officer, Head of Technology & Emerging Business.

Ekholm continues: “I am pleased that Niklas can immediately step in as acting Head of the Market Area. He has strong customer relationships and long experience after holding several senior positions on the regional team. Rima has been an appreciated member of our team for many years. We wish her the best in her new position”.

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.